EXHIBIT 99.3

Management Discussion and Analysis

For the Year Ended

December 31, 2007

Map of Southern South America focusing on Exeter’s projects in both Argentina and Chile:

A summary of the Company’s mineral properties follows:

Summary of Projects
Rights Acquired	Properties	Land Area (sq. km)	Paid to Date	Future Commitments
100% Owned	Cerro Moro ** -15 tenements	160	*	- 2% NSR to CVSA
100% Owned	Santa Cruz Regional -15 tenements	1,450	Nil	Nil
Option for 100%	CVSA Properties Santa Cruz, Chubut, Rio Negro - 23 tenements	722	US$100,000 * includes acquisition of Cerro Moro	- exploration expenditures totaling US$3,000,000 to Dec. 30, 2009 - 2% NSR
Option for 100%	Northern Chile Maricunga Property (Caspiche)	30	Nil	- expenditure totaling US$2,550,000 to January 31, 2011 - 3.0 % NSR
Data	Southern Chile - 48 Targets	N/A	Nil	Nil
Option for 100%	Don Sixto (La Cabeza) - 7 tenements	82	4,100,000 shares plus US$175,000	- cash payments totaling US$400,000 to Dec. 15, 2014 - 3.5% NSR
Option for 100%	Don Sixto Regional - 7 tenements	81	US$50,000	- annual payments of US$25,000 for six years - 3 annual payments of US$200,000 for 100%
100% Owned	Don Sixto Regional - 4 tenements	235	Nil	Nil
Option for 100%	MRP Properties Agua Nueva (Don Sixto), Rosarita South, La Ramada - 13 tenements	300	$70,050	- cash payments totaling $370,000 to October 1, 2015 - 2% NSR
Option for 100%	Estelar Properties Rosarita, Quispe and El Salado - 6 tenements	68	1,000,000 shares	- 2% NSR

** Subsequent to December 31, 2007, the Company announced that it had entered into a letter of intent (“LOI”) with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”). The LOI sets out the key terms of a strategic agreement between the Company and Fomicruz for the future development of Cerro Moro and is more fully described in Subsequent events.

Conversion Table
g/t	grams per tonne
Au	Gold
Ag	Silver
oz	ounce
1 tonne	1.102 tons
1 troy ounce	31.1035 grams
1 ounce/ton	34.2857 grams per tonne
1 gram/tonne	0.029 oz/short ton
km	kilometre
m	metre
square kilometre	247.1 acres
1 kilometre	0.62 miles
1 metre	3.28 feet

Management’s Discussion and Analysis

March 28, 2008

Report on Operations

In early 2007, the Company curtailed drilling on its Don Sixto Project to focus primarily on the construction of geological, mineralization and structural models in preparation for updated resources estimates for Don Sixto which were released in August 2007. With the curtailment of drilling at Don Sixto, the Company’s geological teams focused on advancing both its Cerro Moro and Caspiche projects in Argentine Patagonia and Chile respectively. Following the introduction of legislation which banned the use of certain chemicals, traditionally used in mining, by the Mendoza Provincial Government in June 2007, exploration and independent engineering studies at Don Sixto were suspended.

By August 2007, the Company had completed 10,000 metres of drilling at Cerro Moro, triggering Cerro Vanguardia’s (“CVSA”) back-in right to gain a majority interest in the project. The Company collated all geological data generated on Cerro Moro up to the completion of the 10,000 meters of drilling and forwarded it to CVSA in September. Upon receipt of that data, CVSA had 45 days in which to exercise its back-in-right. On October 30, 2007, CVSA advised the Company that it would not exercise its back in right and, consequently, its interest reverted to a 2% net smelter royalty with the Company owning 100% of the project. Exploration at Cerro Morro including the use of at least three drilling rigs, is expected to continue through 2008.

At Caspiche, located in the Maricunga region of the Chilean Andes in an area known to be rich in porphyry gold deposits, two drilling campaigns were conducted in early 2007 with the final drill hole being drilled into a very promising porphyry gold target. Drilling resumed at Caspiche in December 2007.

In September, Paul Cholakas, who is domiciled in Argentina, took up his position as Chief Operating Officer of the Company. Paul is an experienced mining engineer having managed the Tick Hill Goldmine in North Queensland, and also has significant experience in commercial and technical risk management. In his previous position, he was Commercial Manager of the multi-billion dollar oil and gas producer/explorer Oilsearch Pty Ltd.

ARGENTINA

Cerro Moro and CVSA Properties – Patagonia

Acquisition terms

In January 2004, the Company announced that it had secured an option from CVSA to acquire all of CVSA’s exploration projects (the “CVSA Properties”), except those surrounding the Cerro Vanguardia gold mine, in Patagonia, Argentina. CVSA is owned 92.5% by AngloGold Ashanti Ltd. and 7.5% by Fomicruz.

Under the option agreement, Exeter paid CVSA US$100,000 for the right to earn a 100% interest in the CVSA Properties by spending US$3 million within five years, including completing 8,000 metres of drilling on any of the four major projects which comprise the CVSA Properties. CVSA also has the right to back into a 60% interest in a project following the completion of 10,000 meters of drilling on that project, by paying Exeter 2.5 times its expenditures on that project and by paying for all the project costs to the completion of a bankable feasibility study. CVSA can increase its interest to 70%, by financing Exeter’s share of mine development costs, at industry standard terms. Should CVSA elect not to back into a project, its interest will revert to a 2% net smelter royalty (“NSR”) in that project.

At the end of 2006, Exeter had met the obligation to incur total aggregate expenditures of US$3,000,000, and had completed 12,000 metres of drilling, and in early 2007 notified CVSA that it was exercising the option to acquire the CVSA Properties subject to their back in right. On August 2, 2007, Exeter notified CVSA that it had completed 10,000 metres of drilling at Cerro Moro and provided them with a report containing exploration results in early September. In October, CVSA advised the Company that it had elected not to exercise the back-in right and its interest reverted to a 2% NSR on the Cerro Moro project.

To date, Exeter has completed 7,641 meters of drilling on two other Santa Cruz properties (drilled at Cerro Puntudo and Verde). Further drilling scheduled for 2008 is dependent on the Company contracting additional qualified geologists to conduct the field work necessary to better define drill targets. Exeter has not conducted any drilling on either of the Rio Negro or Chubut projects, which comprise the remainder of the projects held.

On December 20, 2007, the Company filed a technical report, complying with the requirements of the Canadian Securities Administration’s National Policy Instrument 43-101 (“NI 43-101”), for the Cerro Moro drafted by Jerry Perkins, Exeter’s Vice President Exploration and Development, and a Qualified Person (“QP”) and Matthew Williams, Exeter’s Exploration Manager and a QP. The report can be viewed on SEDAR at www.sedar.com.

Property Description

The CVSA properties are grouped into the four main project areas listed below, of which Cerro Moro was the most advanced at the time of acquisition:

Cerro Moro*	15 tenements	160 sq km
Other Santa Cruz properties	8 tenements	341 sq km
Chubut properties	11 tenements	241 sq km
Rio Negro properties	4 tenements	140 sq km

* Now 100% owned by the Company subject to a 2% NSR.

Most of the CVSA properties were acquired by CVSA over 10 years ago, prior to the recent interest in Patagonia. All of the projects have favourable geological settings, significant hydrothermal alteration features and/or anomalous gold or silver geochemistry.

Many of the properties held under the agreement were identified by CVSA using satellite imagery following structural studies, suggesting large alteration systems. The amount of subsequent exploration varied, but in many cases anomalous gold and/or silver mineralization was identified. No geophysical surveys were conducted and drilling did not extend into covered areas.

A number of the properties considered to be low priority targets were returned to CVSA in 2005 and in May 2006. Additional properties have been acquired around projects considered to have good potential for discoveries. Following the acquisition of Cerro Moro by the Company in October 2007, a total of 23 tenements covering 722 square kilometres in three provinces remain subject to the agreement. Prospecting and geochemical surveys have been conducted on many of the Santa Cruz, Chubut and Rio Negro properties and, following that work and the favourable mining regime in Santa Cruz, the Company has decided to focus its attention on the Cerro Moro, Puntudo and Verde projects, all situated in Santa Cruz Province. Other properties in Santa Cruz Province covered by the agreement include the Calandria and Azul properties.

Cerro Puntudo Project – Santa Cruz Province

The 200 square kilometre Cerro Puntudo project is approximately 100 kilometres west of the Cerro Vanguardia mine in Santa Cruz Province. The known mineralization is considered to be epithermal in character, hosted within Jurassic age, felsic volcanic rocks.

Verde Silver Project – Santa Cruz Province

Silver mineralization on the Verde property, in western Santa Cruz Province, relates to at least 30 geological structures.

Calandria Project - Santa Cruz Province

The Calandria Project is thought to have potential for high-level low sulphidation style epithermal gold deposits. Geologic mapping and a ground magnetic survey have been conducted with some 600 line kilometres completed.

CHILE

Northern Chile - Maricunga

Caspiche Project

In 2005, the Company entered into an agreement with Minera Anglo American Chile Limitada and Empresa Minera Mantos Blancos S.A. (“Anglo American”) over seven properties in the Maricunga region of Chile. The terms of the agreement provide for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American after the second and third years. Once Exeter has spent a total of US$2.55 million, including completing 15,500 metres of drilling, it will have earned a 100% interest in the remaining properties. Anglo American will be entitled to a 3% net smelter return from production.

All hard copy data received from Anglo American were digitized, and the satellite (Aster) imagery for the area secured, prior to the commencement of field work in November 2005. Magnetic data acquired for Caspiche has been reprocessed to delineate targets for epithermal gold mineralization. Exploration, including geochemical sampling and prospecting was conducted through the field season in early 2006. This work resulted in early reversion of five of the seven properties to Anglo American and allowed Exeter to focus on the two most favourable properties, jointly referred to as the Caspiche project. Previously, exploration by Anglo American led to the discovery and subsequent drilling of a copper-gold porphyry system at Caspiche.

The Caspiche project is located in a prolific region of gold porphyry deposits, 11 km (7 miles) southeast of Kinross Gold’s Refugio Mine and 15 km (10 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

On January 25, 2008, the Company filed a NI 43-101 technical report for the Caspiche Project drafted by Jason Beckton, formerly Exeter’s Exploration Manager in Chile, a Qualified Person (“QP”) and Jerry Perkins, Exeter’s Vice President Exploration and Development and a QP. The report can be viewed on SEDAR at www.sedar.com.

ARGENTINA

OTHER PROJECTS

Don Sixto (La Cabeza) – Mendoza

Exeter ceased exploration at Don Sixto following the Mendoza Provincial Government’s anti-mining legislation enacted in June 2007. The new legislation banning the use of certain chemicals traditionally used in the mining process effectively precludes the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti-mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

Acquisition terms

In 2005, the Company completed the acquisition of Cognito Limited (“Cognito”), a company that has the option to acquire a 100% interest in the Don Sixto gold project. The Company issued a total of 4,100,000 common shares and paid $25,000 to Rowen Company Limited (“Rowen”) and its principals as consideration for the option to acquire Cognito and in settlement of the purchase consideration. Bryce Roxburgh, the President and CEO and a director of the Company, is a principal of Rowen.

To earn its interest in the Don Sixto property (subject to a 3.5% NSR in favour of the owners of the property), Cognito must pay to the owners of the property a total of US$525,000, in staged payments, by December 2014. On behalf of Cognito, the Company has made all required payments totaling US$175,000 to date. Cognito may terminate the staged payments upon making a development decision in respect of the project; provided that production commences within two years. Cognito has the option to purchase the NSR outright for US$1,000,000.

Early in 2007, the Company expanded its holding around Don Sixto by signing an option agreement over an additional 81 square kilometres (20,160 acres) of exploration rights, situated to the immediate north of Don Sixto. The option was acquired to secure areas considered favourable for the discovery of epithermal gold-silver systems. The terms for the option provide for annual payments of US$25,000 over six years followed by a purchase price comprising three annual payments of US$200,000. There are no expenditure requirements.

Subsequent to December 31, 2007, the Company entered an agreement with the property owners deferring the annual payments until such time as the legislation is amended such that mining can be conducted in Mendoza Province.

A regional program evaluating potential repetitions within the tenure surrounding Don Sixto commenced late in 2006 and was curtailed in early 2007. The significant increase in knowledge of the mineralization in the area generated from the comprehensive exploration and drilling programs carried out over the past three years at Don Sixto and provided the basis for the regional evaluation program. Work initially involved targeting areas with similar structural and alteration features as Don Sixto. Ikonos satellite imagery and reprocessed airborne magnetic/radiometric survey data was also used to assist in targeting for mineralized zones. This work, considered to be at an early stage, has also been terminated following the introduction of anti-mining legislation.

Property Description

Don Sixto is located 370 km south of the city of Mendoza, in Mendoza Province, and consists of seven gold concessions, covering approximately 82 square kilometres. Approximately 615 square kilometres of additional concessions, comprising the Agua Nueva property and other properties in the area, are held under option pursuant to agreements with Minera Rio de la Plata, described below, the option entered into in early 2007, and the areas acquired by the Company. Geologically, it is readily accessed by gravel roads and lies at an elevation of 1,100 metres above sea level. The area has no grid electricity or water pipeline.

The property was discovered in 1997 by Argentina Mineral Development (“AMD”), which spent approximately US$3.3 million on exploration to outline ore-grade gold mineralization within epithermal quartz veins and breccias, in hydrothermally altered, Permo-Triassic felsic volcanic rocks. The Don Sixto mineralization is described as low-sulphidation epithermal. Preliminary metallurgical test work indicated +90% gold recovery for oxidized and sulphide bearing material utilizing conventional leaching methods. Drilling by AMD included 16,000 metres of diamond and reverse circulation testing. This exploration program partially delineated multiple zones of gold mineralization within a 4 square kilometre area and led to resource calculations followed by an in-house scoping study.

Exeter commissioned Ruben S. Verzosa, P. Eng. of Langley, British Columbia, a QP, to review the results of the AMD exploration program and in-house scoping study. Mr. Verzosa reviewed the methodology of all exploration procedures and confirmed that the resources established to that date were “inferred resources” as defined by the Canadian Institute of Mining, Metallurgy and Petroleum code. This report can be viewed at www.sedar.com.

Robert Harley, formerly Exeter’s Vice President, Exploration completed a NI 43-101 technical report, updating all exploration to September, 2004. This report can be viewed at www.sedar.com.

Subsequently, Matthew Williams, Exeter’s Exploration Manager and QP, together with independent QP Peter Allen of Australian Mine Design and Development (“AMDAD”) of Brisbane, Australia, drafted a new NI 43-101 technical report to accompany the revised statement of Indicated and Inferred Resources. This report was filed on July 27, 2005 and can be viewed on SEDAR at www.sedar.com. A further update of resources was issued in September 2007 with a NI 43-101 technical report to accompany those resource estimates filed on February 20, 2008. The report can be viewed on SEDAR at www.sedar.com.

Purchase of Surface Rights

The Company purchased the 8,000 hectare property overlying the proposed Don Sixto development site in late 2005 for US $78,000. The purchase agreement requires that the Company build two new houses for the prior landowners and grants them the right to reacquire the property upon completion of mining activities.

Estelar Properties

Acquisition terms

In July 2003, the Company completed the acquisition of Estelar Resources Limited (“Estelar”), a company that owns the rights to four mineral projects in Argentina. The consideration paid for the acquisition of Estelar was the issuance of 1,000,000 common shares of the Company to Estelar’s shareholders. The Estelar properties carry a 2% NSR, payable to the previous owner, AMD.

Property Description

The Estelar projects currently cover approximately 68 square kilometres of exploration rights in central and western Argentina. Individually, the properties are referred to as the Quispe, Rosarita and El Salado gold projects - all of which have the potential for the discovery of epithermal gold deposits and/or porphyry gold-copper systems. There are no exploration commitments on the projects.

Quispe Project – Catamarca Province

The Quispe Project is located in southwestern Catamarca province in northwest Argentina and covers 30 square kilometres of exploration rights. The project was identified through ground follow-up of satellite-imagery color anomalies. The target is a porphyry copper-gold deposit and/or high-sulphidation epithermal gold system.

Rosarita Project – San Juan Province

The Rosarita Project, located in San Juan Province, covers 30 square kilometres of exploration rights and has potential for a low-sulphidation epithermal gold system. The project lies immediately south of Intrepid’s Casposo gold-silver development stage deposit, which is the subject of a pre-feasibility study for the development of an open pit/underground gold mine.

El Salado Project – San Juan Province

The El Salado property covers an area of 8 square kilometres over a large, low grade, copper-gold porphyry system. The property is located 200 kilometres north of San Juan City, the capital of San Juan Province.

MRP Properties

Acquisition terms

In November 2003, the Company entered into an option agreement to acquire a 100% interest in three gold properties, Agua Nueva, La Ramada and Rosarita South, from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. Tenements peripheral to the Don Sixto and Rosarita projects were relinquished from the agreement during 2006 resulting in retention of 13 tenements covering 300 square kilometres.

The option agreement requires payments totaling $440,000 by October 2015 of which $70,050 has been paid to date and provides for a 2% NSR, which Exeter can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on these properties.

Agua Nueva (Don Sixto North) – Mendoza Province

The Agua Nueva property covers an area of approximately 299 square kilometres that adjoins the Company’s Don Sixto property to the east, west and north.

La Ramada – La Rioja Province

The property comprises exploration titles over a 1 square kilometre area. The Company plans to undertake mapping and geochemical sampling to define targets for drilling and will likely acquire additional lands in the area.

CHILE

OTHER PROJECTS

Magallanes

In 2006, Exeter entered into an agreement with Rio Tinto Mining & Exploration Limited (“Rio Tinto”) covering 48 exploration targets in Magallanes, Chile. Rio Tinto has the right to acquire a 60% interest in any of these targets once Exeter has drilled 5,000 metres on any target by notifying the Company of its intention to acquire an interest. Should Rio Tinto not exercise this option, it will be entitled to a 1% royalty from production on that property.

Following a detailed review of the Rio Tinto data, the Company applied for concessions over some of the targets including Punta Southerland, Pico Batchelor and Monte del Sol covering a total area of 5,400 hectares.

Cochrane

Mineral rights to the Confluencia project, located outside of the area covered by the Rio Tinto agreement, were secured in 2006.

Results from Operations

The Company began 2007 with 37,836,013 shares outstanding and ended the year with 41,226,487 shares outstanding. During the year, the Company received net proceeds of $8,036,284 and issued 1,338,475 shares upon the exercise of options and 2,051,999 shares upon the exercise of warrants. Shares issued and proceeds received are summarized below:

Options Exercised	Warrants Exercised	Totals
Shares issued	1,338,475	2,051,999	3,390,474
Net proceeds	$2,006,287	$6,029,997	$8,036,284

Subsequent Events

Subsequent to December 31, 2007, the Company issued shares pursuant to the exercise of options as follows:

Options Exercised
Shares issued	42,275
Net proceeds	$55,030

As of March 28, 2008, the Company had 41,268,762 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 (the “Consolidated Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

Year Ended December 31, 2007

During the year ended December 31, 2007, the Company retroactively changed its accounting policy for mineral property exploration expenditures to align itself with United States and international standards and policies applied by large companies in the mining and exploration industry. Prior to the year ended December 31, 2007, the Company capitalized all such costs to mineral properties and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable. Exploration expenditures are now charged to earnings as they are incurred.

The impact of this change in 2007 was to increase the loss for the year by $11,969,446 (2006: $11,094,175; 2005: $5,016,154) and reduce mineral properties and deferred costs by the same amount and increase loss per share from ($0.14) to ($0.43) (2006: ($0.17) to ($0.52); 2005: ($0.20) to ($0.43)).

Throughout the year, the Company focused its drilling and exploration programs on its three key projects: the Don Sixto and the Cerro Moro projects in Argentina and the Caspiche project in Chile. Following the introduction of anti-mining legislation in June 2007, the Company put the Don Sixto project on hold and ceased work except for completing certain studies including environmental work and resource calculations which were completed in the year. Exploration programs on its Cerro Moro project, now 100% owned by the Company, continued throughout the year actively increasing in the second quarter and being maintained through the remainder of the year. With limited drill rig availability and the length of the southern winter, activity on its Caspiche project in Chile was limited to a few months in the first quarter of 2007 and in December 2007. Exploration expenditures during the year at the CVSA properties, including Cerro Moro, the Chilean properties, including Caspiche, and the Don Sixto Project, were $5,419,940, $2,548,547 and $3,583,716, respectively.

Including exploration expenditures of $11,969,446, the Company posted a loss of $16,868,644 in 2007. Other significant expenditures during the year include $1,279,968 for administrative salaries and consulting, $990,957 for director’s fees, $948,370 for management fees, $664,841 for shareholder communications and $616,824 for travel and promotion. Stock based compensation expense in 2007 was $3,777,702 (2006: $2,384,845, 2005: $1,886,463) and has been allocated to the following expense categories: administrative salaries and consulting $657,477 (2006: $661,998, 2005: $338,933); director’s fees $960,957 (2006: $585,369, 2005: $700,953); management fees $720,870 (2006: $ nil, 2005: $165,080); mineral property exploration expenditures $1,258,446 (2006: $506,444, 2005: $473,025); and shareholder communications $179,952 (2006: $631,035, 2005: $208,472).

Year ended December 31, 2007 compared to the year ended December 31, 2006

The loss for the year of $16,868,644 represents an increase of about $990,000 when compared to the loss incurred in 2006. Stock-based compensation in 2007 was $3,777,702 an increase of $1,392,857 over 2006 resulting from additional options granted to existing and newly engaged employees, directors and consultants throughout the year. After accounting for the increase in stock based compensation, the loss in 2007 compared to 2006 was affected by the following significant items: accounting and audit fees increased by approximately $170,000, primarily due to the Company incurring additional costs due to the engagement of external consultants to assist with the internal control documentation and testing and the requirements of Sarbanes Oxley legislation; increased travel and promotion costs of approximately $150,000 due to the Company attending various shows and conducting investor visits to its various properties; offset by a decrease in mineral property write offs of approximately $238,000 and increased interest income of approximately $160,000 earned on cash holdings through the year. Other costs generally increased by smaller amounts reflecting the Company’s increasing levels of activity.

Cash received from the issuance of shares in 2007 was $8,036,284 which is $10,938,914 less than proceeds received in 2006. This difference of about $10.9 million is primarily the result of the Company receiving net proceeds of $9,718,762 from private placement offerings in 2006. No financings were completed in 2007 and cash received upon the issuance of shares was derived from the exercise of options and warrants throughout the year.

The issuance of shares upon the exercise of options and warrants throughout the year resulted in contributed surplus in the amount of $982,736 being allocated to share capital.

Fourth Quarter 2007 to Fourth Quarter 2006

At the end of the fourth quarter 2007, the Company had approximately $8.7 million in cash and cash equivalents; which was approximately $5.8 million less than in the fourth quarter 2006. The decrease in cash holdings is due to the Company utilizing cash raised in private placements in October 2006 being used to conduct operations through 2007. Exploration expenditures in the fourth quarter 2006 were approximately $700,000 higher than in 2007 mainly due to the Company completely ending its drilling program at Don Sixto in early 2007. Administration expenditures in both the fourth quarter 2006 and 2007 are notably higher than in other quarters, a result of bonuses paid to certain members of management, employees and consultants at year end.

Year ended December 31,	2007	2006	2005
Interest income	$391,506	$226,977	$41,335
Mineral property exploration expenditures*	$11,969,446	$11,380,252	$5,016,154
Total stock-based compensation	$3,777,702	$2,384,845	$1,886,463
Net loss and comprehensive loss for the year	$16,868,644	$15,876,371	$7,880,121
Basic and diluted loss per common share	$(0.43)	$(0.52)	$(0.43)
*Includes allocation of stock based compensation	$1,258,446	$506,444	$473,025

As at December 31,	2007	2006	2005
Working capital	$7,057,047	$12,373,333	$7,338,582
Total assets	$12,737,078	$18,088,092	$11,429,070
Total liabilities	$2,114,690	$2,261,385	$554,798
Share capital	$55,249,342	$46,230,295	$27,802,270
Deficit	$(51,861,173)	$(34,992,529)	$(19,116,158)

The following is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

Comparison to Prior Quarterly Periods*

            $000's

	2007				2006
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Interest	106	115	85	86	86	17	68	56
Net loss and Comprehensive loss	4,304	3,963	5,377	3,224	6,144	3,277	3,843	2,612
Administration expenditures	992	475	623	661	1,059	423	630	495
Mineral property exploration expenditures	3,261	3,363	2,758	2,587	3,993	2,754	2,461	1,582
Mineral property acquisitions and (write – offs)	104	-	-	-	(187)	-	-	-
Basic and diluted loss/share in cents/share	$0.11	$0.10	$0.14	$0.08	$0.18	$0.11	$0.14	$0.09

*Note: Quarterly balances have been restated to reflect the Company’s change in accounting policy

Interest income has remained higher in the last five quarters when compared to previous quarters as the exercise of options and warrants together with the private placement financings completed in October 2006, has resulted in the Company maintaining higher interest earning cash balances.

Administration expenditures are calculated by removing interest, stock based compensation and exploration expenditures from the net loss from operations and with the exception of both the fourth quarter 2006 and fourth quarter 2007, when bonuses were given to certain members of management and staff, these expenditures have remained relatively consistent throughout the previous eight quarters.

Net loss and comprehensive loss per quarter, including mineral property exploration expenditures, has increased in the last five quarters when compared to earlier quarterly results. These expenditures are a reflection of the Company’s continued advancement of its key projects and in particular the increased efforts on its Cerro Moro project in 2007.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2007 totalled $8,722,779 compared to $14,511,062 at December 31, 2006 and $7,788,697 at December 31, 2005. The Company continues to utilize its cash resources to fund project exploration and administrative requirements. Aside from such cash, the Company has no material liquid assets. As the Company has no significant income, and cash balances, unless replenished by capital fundraising, will continue to decline as the Company utilizes these funds to conduct its operations.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.

Currently held funds will be used for planned exploration programs and for general corporate purposes. The Company will be required to undertake additional financing to fund the continued exploration of existing projects, if it acquires new projects or if it exercises options to acquire projects currently under option.

Subsequent to December 31, 2007, the Company entered into an agreement with a syndicate of underwriters to sell, on a private placement basis, 7.78 million special warrants at a price of $4.50 per special warrant to raise gross proceeds of $35 million. Each special warrant is exercisable to acquire one common share of the Company. The Company has agreed to use its best efforts to file and obtain a receipt for a prospectus in certain provinces of Canada qualifying the common shares for trading. If a receipt for such a prospectus is not obtained by the date which is 41 days after the closing of the private placement, each special warrant shall be convertible into 1.1 common shares of the Company. The offering closed on or about March 26, 2008. As consideration to the underwriters, the Company agreed to pay the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also agreed to issue to the underwriters 505,700 non-transferable warrants (“Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of special warrants sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at the offering price of $4.50.

The Company intends to use the net proceeds of the offering for exploration and development of its properties in Argentina and Chile, and for general corporate purposes.

Subsequent to December 31, 2007, the Company has received $1,249,334 through the exercise of options.

Contractual Obligations

The Company leases offices in Vancouver, Argentina and Chile and has expenditure and option payment obligations related to its properties. Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant. Other financial commitments are summarized in the table below:

	Payments Due by Year
Cash Payments	Total	2008	2009 – 2010	After 2011
Office leases	$ 408,191	$ 140,826	$ 157,327	$ 110,038
Total	$ 408,191	$ 140,826	$ 157,327	$ 110,038

Related Party Transactions

Amounts due to related parties are for management, consulting, exploration and legal fees and for expenses incurred while conducting the Company’s business.

A total of $1,271,274 (2006: $1,204,005; 2005: $681,280) was paid to or accrued for related party transactions as described below.

a)

Exploration and consulting fees totaling $360,000 (2006: $282,000; 2005: $144,000) and $43,500 (2006: $58,000 2005: $21,000) for the provision of other consulting services was paid or accrued to a corporation of which the President and Chief Executive Officer is a beneficiary.

b)	Management and consulting fees totaling $165,000 (2006: $238,000; 2005: $96,000) were paid or accrued to a corporation controlled by the Chairman of the Company.

c)	Management fees of $167,250 (2006: $195,000; 2005: $85,000) were paid or accrued to a corporation controlled by the Chief Financial Officer of the Company.

d)	Legal fees totaling $57,200 (2006: $120,101; 2005: $105,866) were paid or accrued to a corporation controlled by a former director of the Company of which the Secretary of the Company is an employee.

e)	Exploration and development costs totaling $238,663 (2006: $266,633; 2005:$134,000) were paid or accrued to a company controlled by the Company’s Vice President, Exploration and Development.

f)	Management and consulting fees of $239,661 (2006: $nil; 2005: $nil) were paid or accrued to a company controlled by the Chief Operating Officer of the Company.

The above transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

a)

Subsequent to December 31, 2007, the Company entered into a letter of intent with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz”), a company owned by the government of Santa Cruz province, Argentina. The letter of intent (“LOI”) sets out the key terms of a strategic agreement between the Company and Fomicruz for the future development of Exeter’s 100 percent owned Cerro Moro project in Santa Cruz, and provides access to Fomicruz’s significant landholding around Cerro Moro. The Company and Fomicruz will, subject to approval by the parties, enter into a detailed agreement which will include the following terms:

(i)	Fomicruz will acquire a 5 percent interest in the Company’s 160 square kilometer Cerro Moro project.
(ii)

The Company will have the right to earn up to an 80 percent interest in 763 square kilometer of Fomicruz’s exploration properties adjoining the Cerro Moro project by incurring USD$10 million in exploration expenditures over a number of years to be determined later.

(iii)

The Company will finance all exploration and development costs of the Cerro Moro project and Fomicruz will repay an agreed amount of those costs from 50 percent of Fomicruz’s share of net revenue from future operations.

(iv)	The Company will manage the exploration and potential future development on the properties

b)

Subsequent to December 31, 2007, the Company entered into an agreement with a syndicate of underwriters to sell, on a private placement basis, 7.78 million special warrants at a price of $4.50 per special warrant to raise gross proceeds of $35 million. Each special warrant is exercisable to acquire one common share of the Company. The Company has agreed to use its best efforts to file and obtain a receipt for a prospectus in certain provinces of Canada qualifying the common shares for trading. If a receipt for such a prospectus is not obtained by the date which is 41 days after the closing of the private placement, each special warrant shall be convertible into 1.1 common shares of the Company. The offering closed on or about March 26, 2008. As consideration to the underwriters, the Company agreed to pay the underwriters a cash fee in an amount equal to six and one half percent (6.5%) of the gross proceeds received by the Company from the offering. The Company also agreed to issue to the underwriters 505,700 non-transferable warrants (“Underwriters’ Warrants”) constituting six and one-half percent (6.5%) of the aggregate number of special warrants sold pursuant to the offering. Each Underwriters’ Warrant will be exercisable for a period of twelve (12) months at the offering price of $4.50.

The Company intends to use the net proceeds of the offering for exploration and development of the Company’s properties in Argentina and Chile, and for general corporate purposes.

Forward Looking Statements

This management discussion and analysis contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the Company’s belief as to the timing of its drilling and exploration programs and exploration results. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to vary from any future results, performance or achievements expressed or implied by the forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. All statements are made as of the date of this Management Discussion and Analysis and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws. See Risk Factors, below.

Risks

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company to obtain permits from various governmental agencies.

During the second quarter 2007, Exeter ceased all exploration activities at the Don Sixto Project following the Mendoza Provincial Government’s recent anti-mining legislation. The new legislation, introduced in June, 2007, effectively precludes the development of some mining projects in Mendoza Province, as certain chemicals traditionally used in the mining process were banned. The Company has filed an action in the Mendoza Supreme Court to have this anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or the anti mining legislation not be amended, the carrying value of the Don Sixto project may not be recoverable requiring the Company to write-off its entire investment of $3.2 million.

The exploration and development of mineral deposits involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.

The marketability of minerals is affected by numerous factors beyond the control of the Company. These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals and its properties are all currently at the exploration stage. There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

Although the Company can conduct exploration on most of its properties year-round, exploration on some of its Patagonia properties and properties at higher altitude in Chile and Argentina is difficult during the winter months of June to October.

The Company relies on equity financings to fund its activities. While it has been successful in the past, there is no guarantee that the Company will be successful in raising funds through those means in the future.

Risk factors are more fully described in the Company’s Annual Information Form attached as an exhibit to the Annual Report on Form 40-F for the year ended December 31, 2007, and subsequent filings with the SEC. You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.shtml

Outlook

In 2008, the Company plans to continue its exploration and drilling programs at Cerro Moro in Santa Cruz, Argentina and Caspiche in the Maricunga, Chile.

The Company will continue working with all levels of government, industry and unions to demonstrate that the Don Sixto project in Mendoza, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and the province.

Exploration campaigns are planned for some of the Company’s non-primary properties which are either new to the Company or are still considered to be under-explored. These programs are, however, dependent at least in part on the Company being able to secure adequate qualified personnel to conduct such programs.

Proposed Transactions

The Company continues to evaluate new property acquisitions. Should it enter into agreements on new properties it may be required to make cash payments and complete work expenditure commitments under those agreements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Annual Financial Statements; however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)

mineral property costs – the Company regularly reviews the carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgement where the Company does not have any proven or probable reserves that would enable an estimate of future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds to be able to maintain its interest in the mineral property; and

(ii)

stock based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a stock based compensation plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the stock. The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant. Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policies

During the year ended December 31, 2007, the Company retroactively changed its accounting policy for mineral property exploration expenditures to align itself with United States and international standards and policies applied by large companies in the mining and exploration industry. Prior to the year ended December 31, 2007, the Company capitalized all such costs to mineral properties and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable. Exploration expenditures are now charged to earnings as they are incurred.

The impact of this change in 2007 was to increase the loss for the year by $11,969,446 (2006: $11,094,175; 2005: $5,016,154) and reduce mineral properties and deferred costs by the same amount and increase loss per share from ($0.14) to ($0.43) (2006: ($0.17) to ($0.52); 2005: ($0.20) to ($0.43)).

Effective January 1, 2007, the Company has adopted the guidelines provided by the Canadian Institute of Chartered Accountants (“CICA”) relating to the accounting treatment of financial instruments.

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented. Section 3855 requires that all financial assets, except those qualified as held to maturity, and derivative financial instruments, must be measured at fair value. Financial liabilities qualified as held for trading must also be measured at fair value, while all other financial liabilities may be measured at cost.

Effective January 1, 2007, the Company’s cash equivalents have been classified as held-for-trading, and related recognized gains and losses are recorded directly in net income. Receivables and payables are carried at cost, which equates to fair value. Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company does not apply hedge accounting and accordingly is not impacted by this standard.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments. The Company holds no marketable securities, does not have any self sustaining foreign subsidiaries and does not apply hedge accounting. Accordingly, the consolidated statement of comprehensive income and the balance sheet do not contain any other comprehensive income items.

Accounting Changes (Section 1506)

In July 2006, the CICA reissued Handbook Section 1506 “Accounting Changes” which is effective for fiscal years beginning on or after January 1, 2007. Under this standard, voluntary changes in accounting policy are only made when they result in the financial statements providing more reliable and more relevant information. Changes in accounting policy are applied retrospectively unless doing so is impracticable or the change in accounting policy is made on initial application of a primary source of GAAP. A change in accounting estimate is generally recognized prospectively and material prior period errors are amended through restatements. New disclosures are required in respect of such accounting changes. The impact that the adoption of Section 1506 has had on the Company’s results of operations and financial condition has been noted above in the description of the change in accounting policy for mineral property exploration expenditures.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Disclosure Controls

At the end of the fiscal year ended December 31, 2007, the Company carried out an evaluation, under the supervision of and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operations of the Company’s disclosure controls and procedures (as defined in Rule 13a – 15(e) and Rule 15d – 15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of December 31, 2007, the Company’s disclosure controls and procedures were adequately designed and effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in its reports filed under the Exchange Act is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management’s Discussion and Analysis (“MD&A”) and all financial information in the Financial Statements are the responsibility of management and have been approved by the Board of Directors. The Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by this nature are not precise since they include amounts based upon estimates and judgments. When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Financial Statements is consistent with that in the consolidated financial statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as CEO and CFO, will certify our annual filings with the CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Exchange Act. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management. The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal Control over Financial Reporting

The Company maintains a system of internal controls over financial reporting designed under the supervision of the Company’s CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. However, the Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurances that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurances that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board of Directors’ review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors.

In 2007, the Company retained an independent third party specialist to assist in the documentation of its internal control procedures. Following the documentation of its internal control system and testing of those systems, during the year ended December 31, 2007, the Company effected certain changes in internal control over financial reporting that have materially affected, or may materially affect, the Company’s internal control over financial reporting. The Company has (i) taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; and (ii) reviewed and refined internal control processes; and (iii) reviewed and improved general controls over information technology; and (iv) enhanced financial control over period close processes.

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a – 15(c), to evaluate the Company’s internal control over financial reporting described below. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria set forth in Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company’s internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, who have expressed their opinion in their report included with the annual consolidated financial statements.

Amex Corporate Governance

The Company’s common shares are listed on the AMEX. Section 110 of the AMEX Company Guide permits AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to AMEX standards is as follows:

Shareholder Meeting Quorum Requirement: The AMEX minimum requirement for a shareholder meeting is one-third of the outstanding shares of common stock. In addition, a company listed on AMEX is required to state its quorum requirement in its bylaws. The Company’s quorum requirement is set forth in its Articles and bylaws. A quorum for a meeting of members of the Company is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the shares entitled to be voted at the meeting

Proxy Delivery Requirement: AMEX requires the solicitation of proxies and delivery of proxy statements for all shareholder meetings, and requires that these proxies shall be solicited pursuant to a proxy statement that conforms to SEC proxy rules. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act, and the equity securities of the Company are accordingly exempt from the proxy rules set forth is Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. The Company solicits proxies in accordance with applicable rules and regulations in Canada.

Shareholder Approval for Issuance of Shares: Section 713 of the AMEX Company Guide requires shareholder approval as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale or issuance by a company of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of presently outstanding stock for less than the greater of book or market value of the stock. However, the issuance of common stock in an amount in excess of 20% of the presently outstanding stock for less than book or market value, without shareholder approval, is not prohibited under the rules of the TSX Venture Exchange (“TSX-V”) and does not constitute a default under the TSX-V rules or any applicable laws in Canada.

The foregoing are consistent with the laws, customs and practices in Canada.

In addition, the Company may from time-to-time seek relief from AMEX corporate governance requirements on specific transactions under Section 110 of the AMEX Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transaction available on the Company’s website at www.exeterresource.com.